UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934

SIDECHANNEL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock with an Exercise Price of $1.00

Warrants to Purchase Common Stock with an Exercise Price of $0.36

Warrants to Purchase Common Stock with an Exercise Price of $0.18

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Ryan Polk

Chief Financial Officer

SideChannel, Inc.

146 Main Street, Suite 405

Worcester, MA 01608

Phone: (508) 925-0114

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Michael E. Storck, Esq. Paul J. Schulz, Esq. Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

CALCULATION OF FILING FEE

Transaction valuation* $1.1 million; Amount of filing fee* $112

* Estimated for purposes of calculating the amount of the filing fee only. SideChannel, Inc. (“SideChannel” or the “Company”) is offering to holders of certain of its warrants, as more fully described herein, the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”) by tendering (i) six (6) warrants with an exercise price of $0.36 in exchange for one (1) share of our Common Stock, and (ii) four (4) warrants with an exercise price of $1.00 or $0.18, as the case may be, in exchange for one (1) share of our Common Stock. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined assuming that all warrants to purchase SideChannel’s Common Stock eligible to participate in the Offer are exchanged, and that the approximately 12,602,770 shares issued as a result of the Offer have an aggregate value of $1.1 million calculated based on the average of the low and high trading price on August 16, 2023 which was $0.08.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $110.20 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

Amendment No. 3

This Amendment No. 3 (this “Amendment”) amends the Tender Offer Statement on (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on August 22, 2023 by SideChannel, Inc., a Delaware corporation (the “Company” or “SideChannel”).

This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (the “Warrants”). The offer is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated August 21, 2023 (the “Offer to Exchange”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”). This was an Offer for all or none of the Warrants. The Offer was subject to the requirement that all Warrants must be tendered by all eligible holders of the Warrants.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Company Withdraws Offer to Exchange

The Offer to Exchange and Items 1 through 9 and 11 through 12 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended by adding the following text thereto:

“On November 1, 2023, the Expiration Date of the Offer to Exchange, the Company decided to withdraw the Offer to Exchange because it failed to meet the requirement that all Warrants must be tendered by all eligible holders of the Warrants and chose to not waive this requirement. The Company is providing Notices of Withdrawal to Warrant holders who had submitted Letters of Transmittal for the Offer to Exchange. Warrant Holders who submitted a Letter of Transmittal will retain their original warrants and will not receive shares of Common Stock.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description
(a)(1)(J)	Notice of Withdrawal of the Offer to the Holders of the Warrants*

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDECHANNEL, INC.

Date: November 3, 2023	By:	/s/ Ryan Polk
	Name:	Ryan Polk
	Title:	Chief Financial Officer